Hawaiian Electric Industries, Inc. — P.O. Box 730 Honolulu, Hawaii 96808-0730

James A. Ajello

Senior Financial Vice President, Treasurer and Chief Financial Officer

October 29, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief
Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. (File No. 1-08503)
Hawaiian Electric Company, Inc. (File No. 1-04955)
Form 8-K filed February 20, 2009

Dear Ladies and Gentlemen,

This letter responds to the follow-up comment received from the Staff of the Commission (Staff) in a letter from Jennifer Thompson dated October 22, 2009 commenting on a disclosure contained in Hawaiian Electric Industries, Inc.’s (HEI, or collectively with its consolidated subsidiaries, the Company) Form 8-K filed February 20, 2009.

The Company’s response to the Staff’s follow-up comment is as follows:

Form 8-K filed February 20, 2009

HEI Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Bank, page 49

Material estimates and critical accounting policies, page 59

Investment and mortgage-related securities, page 59

1.	We read your response to comment five from our letter dated September 11, 2009. We remain unclear as to why SOP 03-3 is the appropriate accounting guidance to apply once you have taken an OTTI charge under SFAS 115 given that SOP 03-3 applies to loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. Your statement that you applied SOP 03-3 due to the high credit quality of the securities portfolio at acquisition is unclear to us. Please explain this matter to us in more detail. Also explain to us in more detail whether your adoption of FSP FAS 115-2 and FAS 124-2 results in a change to when you apply SOP 03-3.

Response:

ASB has established a policy to perform a one-time assessment on the application of EITF 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to Be Held by a Transferor in Securitized Financial Interests (EITF 99-20). Consistent with the one-time assessment policy, ASB determines if its debt securities are within the scope of EITF 99-20 at the date of acquisition and does not reassess based on future events. Based on ASB’s assessment at acquisition, management has determined that all of the mortgage-related securities meet the scope exception described in paragraph 5e(1) of EITF 99-20 as the securities were of high credit quality (credit ratings of AA or above).

As stated in the Form 8-K filed on February 20, 2009, ASB recorded an other-than-temporary impairment (OTTI) charge on two mortgage-related securities for the year ended December 31, 2008. Although impaired securities fall under the scope of FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments, this FSP refers to the guidance in SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), and EITF 99-20 for subsequent accounting consideration as it relates to determining the recognition of income and cash flows of the impaired securities after an OTTI is recognized in earnings. Application of day-two accounting provisions of either SOP 03-3 or EITF 99-20 depends on whether the security is within the scope of EITF 99-20. Based on the one-time assessment policy, subsequent to recognition of OTTI, the mortgage-related securities continue to be outside of the scope of EITF 99-20. Therefore, ASB refers to SOP 03-3 as the prevailing guidance for the day-two accounting of income and cash flows on the impaired securities.

Effective April 1, 2009, the Company adopted FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. Pursuant to paragraph 32 of this FSP, because the impaired securities are not within the scope of EITF 99-20, changes to anticipated or actual cash flows are “accounted for as a prospective adjustment to the accretable yield in accordance with SOP 03-3 even if the debt security would not otherwise be within the scope of that standard.” Adoption of the FSP did not impact the timing of ASB’s application of SOP 03-3 to account for changes in cash flows expected to be or actually collected.

If the Staff has any questions regarding this letter, please feel free to contact me at (808) 543-7750. We look forward to your response. If the responses in this letter and the letters dated October 6 and 9, 2009 are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2008, Form 8-K filed February 20, 2009, Form 10-Q for the quarter ended June 30, 2009 and Form 8-K filed August 7, 2009 has been completed and that the Company has satisfactorily responded to the Comment Letter.

Sincerely,

/s/ James A. Ajello
James A. Ajello
Senior Financial Vice President, Treasurer and Chief Financial Officer

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